1/14/08

SEC ... COMMISSION

08025305

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-24760

RECD S.E.C. JAN 4 2008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 29 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Scottrade, Inc.

Balance Sheet as of September 30, 2007, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Scottrade, Inc.:

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 26, 2007

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 424,975,376
Cash and securities segregated under federal and other regulations	10,302,298,641
Receivables from brokers and dealers and clearing organizations	33,596,662
Receivables from customers, net of allowance for doubtful accounts of $2,517,770	1,805,079,171
Deposits with clearing organizations	58,909,400
Interest receivable on securities segregated under federal and other regulations	76,346,099
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $49,312,875	64,449,516
Other assets	56,881,319
TOTAL	$12,822,536,184

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 22,033,418
Payables to customers	12,011,838,711
Accrued distributions to stockholders	43,074,026
Note payable	17,696,867
Other liabilities	35,417,185
Total liabilities	12,130,060,207
STOCKHOLDERS' EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued 678 shares	37
Class B, non-voting — authorized, 7,500,000 shares; issued 6,780,305 shares	373,373
Retained earnings	751,605,760
Treasury stock — at cost:	
Class A — 156 shares	(5,935)
Class B — 1,563,505 shares	(59,497,258)
Total stockholders' equity	692,475,977
TOTAL	$12,822,536,184

See notes to balance sheet.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Established in 1980, Scottrade, Inc. (the "Company") is a deep discount registered broker/dealer operating 318 offices across the United States, with headquarters in St. Louis, Missouri. The Company serves individual investors primarily through its Internet trading site. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company deals primarily in equity securities and related option contracts and mutual funds.

Basis of Financial Information — The financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing these financial statements, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the year. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements, and it is possible that such changes could occur in the near term. Management considers its significant estimates, which are most susceptible to change, to be obligations for medical claims incurred but not reported, the allowance for doubtful accounts from customers, accrued distributions to stockholders, and bonus awards to certain employees.

The Company invests in various securities, primarily U.S. government securities in order to satisfy certain regulatory requirements (see Note 3). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value — The Company's proprietary financial instruments and securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. Fair value is based on quoted market or dealer prices. Unrealized gains and losses are reflected in revenue. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation or trading purposes with original maturity dates of 90 days or less at the date of purchase.

Securities Transactions — Securities borrowed are recorded at the amount of the cash collateral provided for securities borrowed transactions. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The Company does not enter into securities lending transactions.

Customer securities transactions are recorded on settlement date. Revenues and related expenses for transactions executed, but unsettled are accrued on a trade-date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization; land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over three or five years using an accelerated method. Capitalized software costs, primarily related to the Company's securities processing software, including fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties are amortized over five years. All other capitalized software costs are amortized over three years.

Stock Based Compensation — On October 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) *Share-Based Payment,* ("SFAS No. 123R"), using the modified prospective application method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees based on estimated fair values. Under this method, SFAS No. 123R applies to new awards and to awards outstanding on the effective date as well as those that are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period. Prior to the adoption of SFAS No. 123R, the Company applied Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25") and related interpretations to account for its employees' participation in the Appreciation Rights Plan (the "Plan"). The adoption of SFAS No. 123R did not have a material impact the Company's financial statements.

Income Taxes — The Company has elected to be treated as a small business corporation in accordance with provisions of subchapter S ("S-Corp") of the Internal Revenue Code and, accordingly, is generally not subject to corporate income taxes. The Company's taxable income or losses and related taxes are the personal responsibility of the individual stockholders. Accrued distributions to the stockholders at September 30, 2007, represent quarterly distributions the Company will pay to stockholders to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes. In addition, the Company is required to maintain a deposit with the Internal Revenue Service, which is included in other assets, for the election of September 30th as its year end for tax purposes.

Recent Accounting Standards — In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 became effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 on October 1, 2006 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in November 2007, the FASB issued a

proposed FASB Staff Position to defer the effective date of Statement 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. The Company is evaluating the impact that the adoption of SFAS No. 157 will have, if any, on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is evaluating the impact that the adoption of SFAS No. 159 will have, if any, on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for all non-public entities for fiscal years beginning after December 15, 2007. The Company is evaluating the impact that the adoption of FIN 48 will have, if any, on the Company's financial statements.

2. APPRECIATION RIGHTS AGREEMENTS

The Company applies the provisions of SFAS No. 123R to account for compensation expense attributable to appreciation rights granted to employees of the Company. The Company has elected to measure appreciation rights at intrinsic value, and re-measures its obligation at the end of each reporting period. Appreciation rights are based upon increases in the net book value of the Company from the grant date. As they are settled only in cash payments by the Company upon completion of the service requirement, generally three years, appreciation rights are recorded as a liability. The following table sets forth activity related the Company's appreciation rights agreement as of and for the year ended September 30, 2007:

	Rights	Intrinsic Value at September 30, 2007
Unvested appreciation rights at beginning of year	62,500	$4,188,313
Granted	9,250	309,985
Vested (settled in cash)	-	-
Forfeited	-	-
Unvested appreciation rights at end of year	71,750	$4,498,298

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2007, cash of $3,955,638,436 and United States government obligations with a market value of $6,346,660,205 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. RECEIVABLES FROM AND PAYABLES TO BROKER AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker and dealers and clearing organizations at September 30, 2007, consist of the following:

	Receivable	Payable
Securities borrowed	$23,406,000	$ -
Securities failed-to-deliver/receive	2,467,104	6,614,679
Receivables from/payable to clearing organizations	7,723,558	15,418,739
	$33,596,662	$22,033,418

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2007, the amounts held on deposit at clearing organizations totaled $58,909,400, comprised of $47,075,000 in cash, and securities with a market value of $11,834,400.

5. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2007, consists of the following:

Land	$ 3,560,659
Building and leasehold improvements	40,672,625
Communications equipment	46,981,976
Capitalized software	9,817,018
Furniture and fixtures	12,730,113
	113,762,391
Less accumulated depreciation and amortization	49,312,875
Total	$ 64,449,516

6. OTHER ASSETS AND OTHER LIABILITIES

Other assets at September 30, 2007, consist of the following:

Income tax deposit	$26,406,734
Long-term investments	10,574,777
Prepaid expenses	9,586,139
Other miscellaneous assets	10,313,669
Total	$56,881,319

The Company's long-term investments are recorded on a trade date basis and are carried at fair value based on quoted market prices.

Other liabilities at September 30, 2007, consist of the following:

Accounts payable and accrued expenses	$13,734,458
Accrued payroll and benefits	12,079,181
Other miscellaneous liabilities	9,603,546
Total	$35,417,185

7. FINANCING ARRANGEMENTS

In order to finance a new building to serve as the main headquarters, on April 1, 2004, the Company borrowed $19,700,000 in the form of a note payable. The note payable bears a fixed interest rate of 6.18% per annum and matures on March 1, 2024. The Company pays principal and interest in monthly installments. The note payable is secured by the Company's main headquarters and is a sole recourse obligation. The schedule of principal payments on the note payable is as follows:

2008	$ 642,625
2009	683,484
2010	726,941
2011	773,160
2012	822,318
2013 and after	14,048,339
Total	$17,696,867

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2007, the interest rates ranged from 0.5% to 5.0%.

To manage short-term liquidity risk, on December 2, 2003, the Company entered into an agreement (the "Agreement") with a group of five banks for revolving credit facilities consisting of an unsecured revolving credit facility and a secured revolving credit facility. The Agreement provides for unsecured borrowings for a maximum of five days at which time the unsecured facility converts over to the secured facility and the Company must pledge sufficient collateral to secure the borrowings. In accordance with the terms of the Agreement and subsequent amendments, most recently executed on February 27, 2007, the Company can borrow up to $525,000,000 from a syndicate of 12 banks for five days before pledging collateral to secure the borrowings.

The Company pays interest on borrowings from the unsecured revolving credit facility at an annual rate equal to the Federal Funds Rate plus 1.50% and interest on borrowings from the secured revolving credit facility at an annual rate equal to the Federal Funds Rate plus 1.00%. The facility is subject to a nonrefundable quarterly facility fee equal to 0.225% of the total unsecured revolving credit facility. In addition to the quarterly facility fee, additional nonrefundable fees are payable primarily based on borrowing activity. The Company expenses these fees when incurred.

The Company has executed an amendment to extend the expiration date of the facility to February 26, 2008. Management believes the facility will be renewed prior to the expiration date in an amount equal to or in excess of the current borrowing lines.

In addition to the credit facility, the Company maintains a separate line of credit with a bank whereby the Company can borrow up to a maximum of $50,000,000 secured by pledged customer securities. The line is not subject to any facility fees and bears interest rates ranging from the Federal Funds rate plus 1.25% to 5%.

As of and for the year ended September 30, 2007, the Company had sufficient financing to settle customer purchases and sales; therefore, the Company did not borrow from their credit facility and line of credit.

The terms of the credit facility agreement contain certain covenants and conditions including minimum net worth, regulatory capital, and net capital percentage requirements, limitations on distributions to stockholders, and compensation limits to the principal stockholder. The Company was in compliance with all covenants as of and during the year ended September 30, 2007.

The Company's principal sources of liquidity are Company assets consisting mainly of cash and U.S. government securities held in safekeeping on behalf of customers. These assets are financed primarily by equity capital and customer free credit balances. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's financial requirements. As mentioned above, at September 30, 2007, the Company had both secured and unsecured lines of credit in the aggregate amount of $575,000,000 which could be used to satisfy demands which exceed the Company's equity capital.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to stockholders if the Company's net capital is less than 5% of such items. At September 30, 2007, the Company had net capital of $529,944,045, which was $491,699,448 in excess of the minimum required.

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Company's principal stockholder (see Note 13). Minimum rental commitments under all noncancelable leases, some of which contain renewal options and escalation clauses, are as follows:

Year Ending September 30	
2008	$ 27,933,442
2009	23,159,085
2010	15,566,352
2011	9,889,431
2012	6,978,469
2013 and after	28,913,180
Total	$ 112,439,959

The Company has an agreement with Sports Capital Partners, the owners of the St. Louis Blues, for the naming rights of the downtown St. Louis arena. The minimum rental commitments in connection with this agreement are included in the schedule above.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the financial statements.

11. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2007, customer margin securities of approximately $2,527,110,839 and stock borrowings of $23,406,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements of $91,954,512, and customer short sales of $330,290,878 at September 30, 2007.

12. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Board of Directors.

At September 30, 2007, the Company had accrued $2,457,558 of contributions for the Plan's year ending December 31, 2007.

13. RELATED-PARTY TRANSACTIONS

The Company's securities processing software provider is Computer Research Inc. ("CRI"). CRI is wholly owned by principal stockholders of the Company. The Company entered into a lease agreement in May 2004 for office space located in Colorado. The Company subsequently subleased this space to CRI for monthly rent equal to the initial lease agreement.

In August 2003, the Company loaned CRI $750,000 related to a purchase of software. The loan accrues interest at an annual rate equal to the prime rate and is paid semi-annually. Monthly interest payments began on March 1, 2004, with principal installments commencing on April 1, 2005, with the final installment payable on March 1, 2008. At September 30, 2007, the Company included $104,167 relating to the note receivable and accrued interest in other assets.

The Company leases an office facility in Missouri with the Company's principal stockholder. The lease expires December 31, 2012, and contains escalation clauses based upon the greater of 3% or the percent increase in the consumer price index. The estimated future minimum rental commitments under this lease are included in the schedule contained in Note 10 and are as follows: $1,417,142, $1,459,657, $1,503,446, $1,548,550, $1,595,007, and $410,716 for 2008, 2009, 2010, 2011, 2012, and 2013 respectively.

The Company has recorded a remuneration receivable as of September 30, 2007 in the amount of $1,944,629 from its joint venture with Knight Capital Group Inc. The Company's principal stockholder serves as a director for Knight Capital Group Inc.

Management believes the terms of the related party transactions mentioned above are substantially consistent with terms that could be negotiated with unrelated third parties.

14. SUBSEQUENT EVENTS

On October 31, 2007, the Company formed Scottrade Financial Services, Inc. (the "Holding Company") to serve as the non-operating holding company for its discount brokerage operations. Simultaneously, the Holding Company acquired all of the outstanding shares of Scottrade, Inc., making the brokerage firm a wholly owned subsidiary of the Holding Company.

On November 13, 2007, the Company received approval for a new bank charter under the name Scottrade Bank from the Office of Thrift Supervision. Approval of the bank charter from the Federal Deposit Insurance Corporation ("FDIC") is still pending. Scottrade Bank will receive all deposits from its brokerage affiliate, Scottrade, Inc., through a sweep program. Scottrade Bank will invest in securities with short to medium maturities, principally U.S. Treasury securities, U.S. government agency bonds, and U.S. government agency sponsored mortgage-backed securities. Initially, Scottrade Bank will neither originate nor acquire loans, and will not establish any branches or provide any services directly to brokerage customers. Upon approval from all required regulatory agencies, the holding company will acquire all of the outstanding shares for Scottrade Bank, and thereby, become a savings and loan holding company. The Company anticipates receiving approval from the FDIC and commencing operations for Scottrade Bank in the second quarter of fiscal year 2008.

* * * * * *

A copy of the Company's September 30, 2007, balance sheet filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the Chicago regional office of the Securities and Exchange Commission or at our principal office at 12800 Corporate Hill Drive, St. Louis, MO 63131.

END